NEWS RELEASE

International Game Technology PLC
Hosting 2021 Investor Day Today

Commits to Compelling 2025 Growth Objectives and
Announces Multi-Year Share Buyback Program

•Grow, Innovate, and Optimize strategic initiatives to deliver accelerated, compound annual growth rates of mid-single-digits for revenue and mid-teens for operating income from 2022 – 2025

•Expect to deliver strong cash flow generation with cumulative cash from operations of approximately $4.0 billion and free cash flow of about $2.4 billion from 2022 – 2025

•Balanced capital allocation plans support business reinvestment, debt reduction, and increased shareholder returns

•$300 million multi-year share buyback program announced, enhancing shareholder returns after recently reinstating quarterly cash dividend

•Separate public listing of the Digital & Betting business under evaluation

LONDON – Nov. 16, 2021 – International Game Technology PLC (“IGT”) (NYSE:IGT) will host a virtual Investor Day today at 8:30 am EST, detailing the progress the company has made over the past two years to build a solid foundation for profitable growth across all business segments, generate robust cash flows, and pursue a disciplined capital allocation strategy.

“IGT’s industry leadership is built on a legacy of innovation and trust. Through greater player engagement, responsible management, and best-in-class content, services, and solutions, we are well-positioned for profitable growth,” said Marco Sala, CEO of IGT. “Our diverse portfolio aligns with attractive end-markets and our strategy is to grow, innovate, and optimize. Over the next four years, we are confident we can deliver accelerating organic growth, significant margin expansion, and robust free cash flow to drive stakeholder value and increased shareholder returns.”

Strategic Initiatives to Grow, Innovate, and Optimize Provide Foundation for Compelling Long-term Outlook
•Grow: leverage innovation in content and solutions as well as leading market positions to expand market share, support customer sales growth, and capture new market opportunities
•Innovate: utilize large and highly differentiated intellectual property portfolio and leading investment in research and development to create best-in-class games, systems, and solutions to further enhance player experiences and support customer growth
•Optimize: operational excellence and structural cost reductions enable continued margin improvement; new OPtiMa 2.0 cost-reduction program expected to deliver more than $150 million in incremental savings, compared to pre-pandemic levels, by the end of 2023

Introducing 2022 Outlook
•Revenue of $4.1 - $4.3 billion
•Operating margin of 20% - 22%
•Cash from operations ranging from $850 million - $1.0 billion
•Capital expenditures totalling $400 million - $450 million
•Net debt leverage of 3.5x - 4.0x

Setting Compelling and Achievable Financial Goals for 2022 – 2025, Including Robust Growth in Revenue and Margins and Significant Cash Flow Generation
•Revenue of $4.6 - $5.0 billion in 2025, reflecting a mid-single-digit compound annual growth rate (“CAGR”)
•Mid-teens operating income CAGR; operating margin expansion of over 500 basis points to 26% - 29% (at the mid-point) in 2025
•Cumulative cash from operations of approximately $4.0 billion; free cash flow of approximately $2.4 billion

Disciplined Capital Allocation Plans Balance Reinvestment in the Business with Increased Shareholder Returns
•A comprehensive capital investment plan of approximately $2.8 billion in aggregate capital expenditures and R&D from 2022 – 2025, supporting the existing portfolio with a focus on fast-growing iLottery and Digital & Betting activities
•Continue to reduce leverage to a range of 2.5x - 3.5x across the investment cycle, targeting the lower part of the guidance range by 2025
•Reinstated quarterly cash dividend of $0.20 per common share (previously announced with earnings on November 9, 2021)
•Implementing $300 million multi-year share repurchase program, the first in IGT PLC’s history

Strategic Positioning to Increase Optionality for Digital & Betting Segment
•Realigning Digital & Betting into a new legal entity; expected to be completed within 12 months, supporting evaluation of a potential separate public listing of the business

Event Details
Tuesday, November 16, 2021
8:30 a.m. - 11:30 a.m. EST

Webcast Registration: A live webcast is available under “Events Calendar” on IGT’s Investor Relations website at www.IGT.com. Registration for the event is required and can be completed in advance. A replay will also be available on the website following the call.

Presentation Materials: Materials presented at the event will be posted on IGT’s Investor Relations website at www.IGT.com during the event.

Share Repurchase Program
IGT’s Board of Directors authorized a program for the repurchase of up to $300 million of the Company’s outstanding ordinary shares during a period of four years commencing on November 18, 2021.

Repurchases will be made pursuant to repurchase contracts entered into with counterparties approved by IGT’s shareholders, pursuant to which such counterparties will purchase ordinary shares for delivery to the Company. The timing and amount of any repurchases will be determined by IGT’s management based on an evaluation of market conditions, applicable securities laws and other factors. These repurchases may be made pursuant to repurchase plans that meet the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. Rule 10b5-1 allows the Company to repurchase its ordinary shares at times it might otherwise be prevented from doing so under insider trading laws or because of self-imposed blackout periods.

The share repurchase program is expected to be funded through cash generated from operations. Any shares acquired pursuant to the repurchase program will be cancelled or held in treasury. The repurchase program does not obligate the Company to acquire any particular amount of its ordinary shares, and it may be suspended or terminated at any time.

Any repurchases of the Company’s ordinary shares will be made in accordance with the authority granted by IGT shareholders at its annual general meeting (“AGM”) to repurchase ordinary shares that is in effect from time to time. At its 2021 AGM, IGT shareholders voted to authorize the repurchase of up to 20,485,646 ordinary shares of the Company. Repurchases will be discontinued in the event the Company lacks the general authority to repurchase ordinary shares.

Evaluation of Potential Separate Public Listing of Digital & Betting Business
IGT recently established a dedicated Digital & Betting business segment, enhancing visibility to this high-growth part of IGT’s portfolio of businesses. As a part of its ongoing commitment to ensuring appropriate strategic flexibility for its Digital & Betting business, the Company is also undertaking a legal entity and organizational realignment over the next 12 months designed to provide the Digital & Betting business with dedicated management, a more nimble organization and governance structure and the ability to pursue organic and inorganic growth opportunities. As part of this process, the Company may evaluate a potential separate public listing of its Digital & Betting business to further enhance its strategic flexibility while maintaining a controlling interest following the consummation of any such potential separate public listing. There can be no assurances as to the form and timing of any separate public listing or other strategic activity that may result from this evaluation or if any such listing or activity will be consummated at all. IGT does not currently intend to disclose further developments regarding its evaluation of a potential separate public listing for its Digital & Betting business until such time as a final determination has been made or IGT otherwise determines that further disclosure is appropriate.

About IGT
IGT (NYSE: IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements do not guarantee future performance and speak only as of the date on which such statements are made. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 06 5189 9184; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190